Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 7, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1108
                     Secular Growth Portfolio, 2013 Series
                       File Nos. 333-191488 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated October 3, 2013, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1108, filed on October 1, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Secular Growth Portfolio, 2013 Series (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The first sentence of this section states that the Trust will invest at least 80% of the value of its assets in "secular growth equity securities." Please describe in this section the particular types of equity securities in which the Trust will invest (i.e., common stocks, preferred stocks, etc.).

     Response: The following has been added as the second sentence of the first paragraph of this section: "The securities selected for the trust include common stocks and units of a master limited partnership (a "MLP")."

     2. The second paragraph of this section states that the Trust's portfolio of securities was selected by the sponsor "based in part" on research published by Morgan Stanley & Co. LLC ("Morgan Stanley"). Please disclose the particular aspects of the Morgan Stanley research that were used in the Trust's security selection process. Also, please disclose the other sources that were used in portfolio selection. Finally, please inform us whether Morgan Stanley has consented to this reference to its investment research product and to the use of its name in the Trust's prospectus and, if so, advise us whether the Trust will include the consent as an exhibit to the registration statement.

     Response: The research published by Morgan Stanley helped determine the starting point for the selection universe. From that universe, the sponsor applied various screens to determine the trust portfolio. No other sources, such as other research pieces, were used. To describe this process in the prospectus, the first sentence of the second paragraph under the "Principal Investment Strategy" section has been revised to state: "The sponsor has selected the portfolio of securities based principally upon research published by Morgan Stanley & Co. LLC. A list of securities derived from the research published by Morgan Stanley & Co. LLC is the starting point for the selection universe for the portfolio. The sponsor then applies various screens to determine whether the securities identified are suitable for a unit investment trust structure and for inclusion in the trust portfolio. These screens include, but are not limited to, trading liquidity, market capitalization, minimum share price requirements, diversification and investment company limitations." The rest of the current second paragraph has been separated into a new paragraph.

     Morgan Stanley has consented to the reference to its research and the use of its name in the prospectus. A consent will be filed as an exhibit to the registration statement.

Investment Summary -- Security Selection

     3. The second sentence in this section states that the Trust's common stocks may include the common stocks of U.S. and foreign companies. However, the first bullet point in this section states that the Trust's security selection methodology begins with "an initial universe of all U.S. securities." Please resolve this inconsistency.

     Response: This particular bullet has been deleted. Please see the response to comment 4 for the revised language to this section.

     4. Please identify the "changing economic, industry and consumer trends" referenced in the fourth bullet point of this section. Also, please explain to us why economic trends are used for portfolio selection, when earlier disclosure states that the Trust will select securities that are "not dependent on the economic cycle." In addition, please explain to us why long term secular growth trends are an appropriate investment consideration for a unit investment trust that will terminate in approximately 15 months.

     Response: Secular trends are longer-term in duration than traditional economic cycles. Examples of secular trends include technological innovations and shifting consumer trends (e.g., social media), which may be poised to extend beyond changing economic cycles. The sponsor believes the companies which exhibit these characteristics are positioned to benefit from these overarching secular trends. The companies selected for the Trust's portfolio are believed by the sponsor to be among the most immediate beneficiaries from these shifting secular trends. As a result, these companies are appropriate consideration for a unit investment trust because the Trust can benefit from the growth of a particular secular growth company in the short term, even if it does not hold any particular security for the full duration of its growth potential.

     To address comments 3 and 4, the third sentence under the "Security Selection" section has been revised to state: "The trust's portfolio is constructed through following a methodology that focuses on factors including, but not limited to:

     o Valuation. The trust favors companies whose valuations appear to be attractive based on measures such as price-to earnings, price-to-book and price to-cash flow.

     o Growth. The trust favors companies that the sponsor believes are positioned to benefit from secular trends. For example, a secular trend may be certain technological innovations or shifting consumer trends (e.g., social media).

     o Profitability. The trust favors companies with a history of consistent and high profitability as measured by, but not limited to, revenue growth and operating income.

     o Industry leadership. The trust favors companies that possess a strong competitive position among their domestic and global peers."

Investment Summary -- Principal Risks

     5. Please discuss the adverse tax consequences of investing in MLPs.

     Response: The following has been added as the second paragraph to the MLP risk disclosures: "The benefit the trust derives from its investment in MLPs is largely dependent on their being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no income tax liability at the entity level. If, as a result of a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the applicable corporate tax rate. If an MLP was classified as a corporation for federal income tax purposes, the amount of cash available for distribution with respect to its units would be reduced and any such distributions received by the trust would be taxed entirely as dividend income if paid out of the earnings of the MLP. Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a material reduction in the after-tax return to the trust, likely causing a substantial reduction in the value of the units of the trust."

Investment Summary -- Trust Portfolio

     6. We note that companies whose common stock will be constituents of the Trust portfolio have various relationships with Morgan Stanley. Please provide disclosure in the summary of principal risks regarding the potential conflict of interest that this may represent relative to the Morgan Stanley research cited in the principal investment strategy section.

     Response: The following has been added as the 8th paragraph under the "Principal Risks" section: "The securities selected for the trust's portfolio may be subject to conflicts of interest. The trust's portfolio is principally based upon research provided by Morgan Stanley & Co. LLC. Morgan Stanley & Co. LLC has a range of relationships with certain of the companies contained in the portfolio. The inclusion of these companies in Morgan Stanley & Co. LLC's research may constitute a conflict of interest. Potential conflicts of interest are set forth in detail in the "Trust Portfolio" section." Similar disclosure has been added to the "Investment Risks" section.

Additional Revisions

     In addition to the above, the following has been added as the second paragraph under the "Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC Disclaimers" section: "The trust is not sponsored or endorsed by MS&Co and MS&Co makes no representation or warranty, express or implied, to the unitholders of the trust or any member of the public regarding the advisability of investing in units of the trust. MS&Co has no obligation or liability in connection with the investment decisions made by the sponsor or trust or in connection with administration of the trust."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren